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                                                                 August 14, 2000

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                      Columbia Energy Services Corporation
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                                File No. 70-8145


Gentlemen:

         Columbia Energy Services Corporation has determined that it should exit the Wholesale and Trading operations, Major Accounts and Retail Mass Markets businesses. These various businesses have either been sold or are currently being offered for sale. Consequently, as of the calendar quarter ended June 30, 2000, these businesses were reported as discontinued operations.




                                         Very truly yours,

                                         COLUMBIA ENERGY SERVICES CORPORATION


                                         By:  //s//R. L. Dennis
                                             --------------------------------
                                              R. L. Dennis, Vice President